SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. (the “Company”)

Written Resolutions of the directors of the Company dated November 29, 2022 passed in accordance with the Company’s Twelfth Amended and Restated Articles of Association (the “Articles”)

The undersigned being all of the Directors of the Company for the time being, hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she was required to disclose in accordance with the Company’s Articles of Association or in accordance with applicable law or otherwise or which might disqualify him or her from approving these resolutions, such disclosure has been made and the Director may vote and act on the matters referred to herein.

2021 CONTINGENT SHARE AWARD CANCELLATION AGREEMENT AND RELEASE BY AND BETWEEN (1) THE COMPANY, (2) RUA CALIFORNIA LTD., AND (3) DAVID VÉLEZ OSORNO

Having regard to the best interests of the Company and taking into account all relevant considerations (including the views of the Leadership Development, Diversity and Compensation Committee).

RESOLVED THAT the Company should enter into, and execute, the 2021 Contingent Share Award Cancellation Agreement and Release by and between (1) the Company, (2) Rua California Ltd. and (3) David Vélez Osorno (in the form of the attached draft, or substantially similar form) with effect from November 29 2022, for the purpose of cancelling the Notice of Contingent Shares Award granted to Rua California Ltd. on November 22, 2021, at the request of Rua California Ltd. and David Vélez Osorno.

GENERAL AUTHORITY

RESOLVED THAT any Director or Officer of the Company, acting singly, be and is hereby authorised to execute (under the common seal of the Company if appropriate) and deliver on behalf of the Company from time to time any and all documents whatsoever, and do any and all things whatsoever (including filing any documents necessary or appropriate with the relevant authorities), as such Director or Officer in his or her sole discretion determines appropriate in connection with any of the foregoing resolutions and/or the matters contemplated thereby, such determination to be conclusively evidenced by any such execution or the taking of any such action by such person or persons and, further, that the execution and delivery of any and all documents whatsoever, and the taking of any and all actions whatsoever, by any Director or Officer of the Company on behalf of the Company in connection with the subject matter of these resolutions prior to the date of these resolutions be and are hereby approved, ratified and confirmed.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

________________________ ___________________________

David Vélez Osorno Anita Mary Sands

________________________ ___________________________

Daniel Krepel Goldberg Douglas Mauro Leone

________________________ ___________________________

Jacqueline Dawn Reses Luis Alberto Moreno Mejía

________________________ ___________________________

Rogério Paulo Calderón Peres Thuan Quang Pham

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  December 08, 2022